UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM SB-1/A
                        (Second Amended)

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

              Mortgage Professionals Lead Source, Inc.
         ----------------------------------------------
         (Name of small business issuer in its charter)

              Utah                      6l63                   87-0670014
  -------------------------   ----------------------------  ---------------
  (State of jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization) Classification Code Number)  Identification No.)

      3406 S. Highland Dr., Salt Lake City, Utah 84106   (801) 243-6446
      -----------------------------------------------------------------
        (Address and telephone number of principal executive offices)

              3406 S. Highland Dr., Salt Lake City, Utah 84106
              ------------------------------------------------
        (Address of principal place of business or intended principal place of business)

              Mr. Andrew Limpert  22 East 100 South, Suite 400,
                 Salt Lake City, Utah 84111 (801) 521-8636
              ------------------------------------------------
           (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as possible after effective date.

If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] Not currently applicable.

If this Form is a post-effective amendment filed pursuant to Rule 4629(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] Not currently applicable.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] Not currently applicable.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ] Not applicable.

   Title of     Dollar      Proposed      Proposed      Amount of
   each class   amount to   maximum       maximum       registrat
   of           be          offering      aggregate     ion fee
   securities   registered  price per     offering
   to be                    share         price
   registered
   ----------   ----------- -----------   ---------     ----------
   Common       Max:        $1.00/share   $ 200,000          $53.00
   voting stock    $200,000                                (Rounded)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1993 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

                                   1

                                PROSPECTUS
                 MORTGAGE PROFESSIONALS LEAD SOURCE, INC.
                          3406 South Highland Dr.
                        Salt Lake City, Utah 84106
                              (801) 243-6446

     Offering of the common voting stock of Mortgage Professionals Lead Source, Inc. Minimum offering of 100,000 shares, maximum offering of 200,000 shares, both at $1.00/share. Mortgage reserves the right to close the offering at any amount between the minimum or maximum offering during the offering term of one-hundred and twenty days (120) from the date appearing on this prospectus cover page.

     Mortgage will place all subscription proceeds into an independent escrow account until the minimum offering is sold or the offering is closed. Upon the closing of the escrow account, the proceeds will be promptly returned to investors if the minimum offering is not sold; or employed by Mortgage if, at least, the minimum is sold.

     Mortgage has only one class of stock, 50,000,000 common voting stock, of which 510,000 are presently issued and outstanding with up to an additional 200,000 to be issued by this offering.

     Mortgage is a start-up enterprise which was incorporated on February 16, 2001 with minimum capital to engage in its initial intended business activities of soliciting, through advertising, potential mortgage or refinancing participants for whom Mortgage anticipates earning a referral
fee.   Mortgage has no historical operating history or revenues to date.
See Business at page 13.

        THIS IS A HIGH RISK OFFERING.  SEE RISK FACTORS AT PAGE 2.

This offering is intended as a self underwriting. That is, the stock will be sold by Mortgage management without the employment of any underwriters or other commissioned sales agents. At present only Mr. Christensen intends to act as a selling agent for Mortgage. Should Mortgage be unsuccessful at completing its self underwriting, it may amend the prospectus to indicate commissions to be paid. See Terms of the Offering on page 10.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION; NOR BY ANY STATE OR FOREIGN SECURITIES REGULATORY AGENCY; NOR HAS THE COMMISSION OR ANY OTHER SECURITIES
REGULATORY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         Description   Estimated Cost   Estimated Net  Net Proceeds as a
         of Securities of Offering      Proceeds of    Percentage of
         Offered                        Offering       Offering Price
         ------------- --------------   -------------  ------------------
Minimum  100,000       $   25,000       $   75,000             75%
Offering  shares
          @ 1.00/share

Maximum  200,000       $   25,000       $  175,000            87.5%
Offering  shares
          @ $1.00/share

    Table of Significant Parties and Offering Notes on following pages

Date of this Prospectus: August 15, 2001               Offering Termination
                                                        Date: December 15, 2001

                                   2

                        TABLE OF CONTENTS


Number                 Description                                    Page
------    ------------------------------------------                  ----

1         SummaryInformation                                            4

2         Risk Factors and Dilution                                     6

3         Plan of Distribution & Terms of Offering                      9

4         Use  of Proceeds to Issuer                                    10

5         Table of Significant Parties                                  13

6         Description of Business                                       14

7         Description of Property                                       17
          Management's Discussion and Analysis of Financial
           Condition                                                    17

8         Directors, Executive Officer & Significant Employees          18

9         Remuneration of Directors & Officers                          19

10        Security Ownership of Management & Certain
            Security Holders                                            22

11        Interest of Management & Others in Certain Transactions       22

12        Securities Being Offered                                      23

13        Relationship of Experts to Issuer                             24

14        Legal Proceedings                                             24

15        Changes in or Disagreements with Accountants                  24

16        Indemnity  of Officers and Directors  and  Commission
           Position                                                     24



EXHIBITS
--------

          Audited Financial Statements for the period ending July
20, 2001.

                                   3



                     SUMMARY OF THE OFFERING

Terms of Offering: This is a minimum/maximum offering. We, as your management, will only determine that the offering has been subscribed and closed when a minimum of $100,000 of gross proceeds has been received within the offering term of one-hundred and twenty days (120/days) from the date appearing on the face of this prospectus.

                Based upon an effective date of August 15, 2001 this would mean an outside offering date of December 15, 2001. All funds received up to the minimum offering will be held in a segregated independent escrow account at Brighton Bank in Salt Lake City, until or unless the minimum offering is reached within the subscription term. If the minimum offering is not reached within this subscription term, all proceeds will be promptly returned to the investors in this offering, without interest or deduction for costs.

                We may close the offering at any time after the minimum offering is sold within the offering term. However, if the maximum offering of $200,000 is reached, the offering will automatically be closed at that point. There is neither an obligation or prohibition placed upon officers, directors, affiliates or any related party buying shares to satisfy either the minimum or maximum offering. Further, there is no dollar limit on the amount of securities in this offering that may be purchased by the persons affiliated with Mortgage. Any shares purchased by Mortgage affiliates will be restricted stock and must be held for investment purposes. There is no present plans or expectations of participation in this offering by management or affiliates.

                All proceeds received after the minimum offering will be paid directly to Mortgage and may be used for the anticipated company purposes as received. There is no minimum subscription amount.

                 No allowances are made for the payment of commissions as we intend to sell the offering through our own management,  a  self-underwriting, without  the  payment  of  any commission or fees. At present, only Mr. Christensen of management intends to act as a selling agent. Having only a single person selling will limit the company's exposure to potential investors.

                Should we not be successful in selling the offering, we may elect to amend this registration statement and prospectus to provide for the payment of commissions to any licensed third party underwriter or broker/dealer, at which time the amount of commissions would be described in the forepart of the prospectus. See sections on Terms of the Offering and Related Party Transactions.

                It is intended that the shares sold in this offering will be primarily sold in the State of Utah pursuant to an intended registration. Mortgage reserves the right to qualify or register the shares in other jurisdictions for sale as necessary, but has no present intent to do so.

Offering  Price:          The offering price for shares  in  this
registration have been arbitrarily set by us and do not purport, in any way, to reflect the actual value of Mortgage or its assets. See section on Terms of the Offering.

Cost  of  Offering:   We have estimated the cost of this offering
to   be   approximately  $25,000  which  amount  should   include
registration fees, printing, legal, accounting and distribution costs.

Business:       We,  to  date, have not  engaged  in  any  active
business purpose. Mortgage intends to use media advertising to solicit those interested in mortgage financing or refinancing. Mortgage would then attempt to assign such leads to various

                                   4

mortgage brokers for a fee. Mortgage has no contracts for the purchase of referrals. To date Mortgage has secured its initial place of business and made very preliminary contacts concerning developing and marketing its intended advertising. Development of these activities and concepts will require the anticipated proceeds from this offering. Mortgage believes it can operate for six months with the minimum proceeds of this Offering. It anticipates revenues, if any, will be sufficient by the six month period to sustain operations. Mortgage has no alternative financing plans, if the company is not self sustaining by the end of the initial six month period. If revenues are not sufficient to sustain operations by the end of six months, we do not believe Mortgage will ever be self sustaining. See Use of Proceeds and Business Sections for more detailed analysis.
Use of Proceeds: Mortgage intends to primarily use offering proceeds for marketing its mortgage locator services. However, significant portions of the anticipated proceeds are being used for operations and costs related to this offering. See Use of Proceeds Section.

Control & Ownership: You should also understand that even in the event of the sale of the maximum offering, you and other shareholders purchasing pursuant to this registration will hold only a minority interest in Mortgage and that the original shareholders will continue to maintain a majority sharehold interest. See Risk Factors and Terms of the Offering.

                                   5




                          RISK FACTORS

     The following constitutes what we believe to be the
significant risk factors in this offering.   Each investor should
read the entire prospectus, as these risk factors may be discussed in or illuminated by other sections.

     1. Novel Marketing Concept. As a start-up company involved with a new and novel business concept, there is no assurance that Mortgage will be successful in its intended business. There is the risk that the concept developed by Mortgage, as a relatively new and novel marketing concept, may not generate sufficient mortgage leads, or those mortgage leads may not be placed on a profitable basis.

     2. Unproven Business.   There is an inherent risk of any new
business with its attendant new management. Even if the business concept is sound and marketable, the company may not be operated or managed in a manner to achieve profitability.

     3. Going Concern.   The auditors for Mortgage have stated a
reservation that Mortgage may not be a going business concern. This opinion states a risk to you that the company may not be able to continue and your entire investment may be at risk. In note 1 to the July 20, 2001 Financial Statements for Mortgage, its independent auditors have expressed a reservation that Mortgage may not be able to continue as a going business concern due to a lack of operating history and revenues.

     4. Volatile Industry.   There is an inherent risk in the
mortgage industry because mortgage availability and demand are extremely volatile depending upon interest rates and economic conditions. It should be understood by any prospective investor in Mortgage that mortgage availability and the demand for mortgages is extremely sensitive to interest rates and general conditions in the economy and any company engaged in any aspect of this industry will be subject to these cycles. Start-up companies such as Mortgage may be particularly vulnerable.

     5. Limited Capital.   You must recognize the risk as an
investor in this offering that Mortgage will have only a limited amount of capital resources after this offering to attempt to meet its business purposes. We have intentionally limited the amount of money to be raised in this offering to help in efforts to close this offering as a self-underwriting by potential contacts of management and without the need to employ third party underwriters or broker/dealers. As a result, the amount of capital being raised is marginal and may not be adequate to fully or sufficiently fund the business plan or complete one or more of the stated objectives of Mortgage. Further, Mortgage has no alternative financing plan.

     6.        Current Shareholders Control.   Current
Shareholders will continue to control Mortgage after this
offering.   Even in the event that the maximum amount is sold in
this offering, the original shareholders in Mortgage, prior to this offering, will continue to hold the majority of the shares and will control the future of Mortgage in such important matters as type of business, compensation to management and control of the corporation's Board of Directors. In the minimum offering current shareholders would continue to hold 84% of the issued shares and 72% in the maximum offering.

     7. No Public Market. You may not be able to trade your Mortgage shares, because there are no public markets on which Mortgage stock trades. As of the time of the anticipated effective date of this registration statement, there will not exist any publicly traded market for Mortgage's shares. Even after the completion of this offering, as a minimum or maximum offering, there can be no assurance that a publicly traded market will develop for the shares being sold to you in this offering. If we are not able to develop a public trading market for the shares, there may be limited liquidity of the shares and you may be forced to hold such shares for an indefinite period of time and to then rely upon the uncertain prospects of "private"sales of your securities in order to have any type of "marketability" or "exit strategy."

     8.        Valuation of Shares.   You should recognize a risk
that there is no objective standard for the value of your shares as Management set the offering price without reference to any valuation formula. The offering price of the shares being sold in this offering were arbitrarily set by us and do not reflect any intrinsic value of Mortgage or its shares.

     9.        Dilution.   If you invest, your shares will be
worth less after the offering than what you paid for them. Because various of the initial shares in Mortgage were issued to founders or other affiliated parties for minimal capitalization and intangibles, such as concepts, entrepreneurship and other factors not involving hard assets or cash; you, as a post organization investor in this offering, will suffer a "dilution" in value of the shares you purchase in this offering - that is a reduction in the value of your shares after the offering compared to the price of the shares being purchased in the offering. Dilution is estimated at 87% in the minimum offering and 75% in the maximum offering. See Dilution Section.

                                   6


     10.       High Cost of Advertising.   There is a particular
marketing risk in this offering as the cost of the intended advertising is substantially high and there is no assurance that such advertising will be successful. Mortgage has determined that the most feasible way to initially attempt to market its services of finding consumers seeking mortgage financing or refinancing is through a mass media approach such as television, radio, limited newspapers and the internet. Most of this type of advertising is extremely expensive and may rapidly deplete the limited resources of Mortgage. Further, there is no assurance that such marketing techniques will be successful.

     11. No Full-Time Employees. Mortgage is at risk because no member of management will be employed full time or have an employment contract. There is a significant risk in this offering because there will be no full time employees and no employment contract with management. While each officer has committed to use their best efforts to manage the company, no one is anticipated to be a full time employee until or unless potential revenues would justify such employment. Further, no
member of management has an employment contract.   Finally each
member of management intends to maintain their full-time position with Velocityloan.com, except Mr. Christensen who is otherwise employed full-time. It is estimated each officer will devote approximately 15 hours a week on average to Mortgage matters.
See Sections on Business and Interest of Management in Certain
Transactions.

     12. Offering Costs. The value of your investment is diminished, because a significant portion of offering proceeds are being used to pay offering costs. The cost of the offering will consume a substantial portion of the proceeds of this offering, up to 25% in the event only the minimum offering is sold. As a result, you should understand that a significant portion of the proceeds being raised will be used to pay the cost of this offering, rather than being employed for actual business purposes. We anticipated this consequence as a result of our efforts to maintain a limited offering size. However, there remains a risk that a relatively significant portion of the proceeds of the offering will be used to pay costs rather than direct business development. See Use of Proceeds, Description of Business and Terms of the Offering sections.

     13. Management Experience. You face an investment risk in this offering, because Management lacks experience in managing a public company. Your investment could be diminished or placed at risks by management's inexperience in complying with the complex reporting and compliance requirements placed upon public companies by federal and states securities regulatory agencies. We have limited management experience in business activities and no experience in the management of a public company. You will be relying upon management to be able to manage a public company, complete the reporting requirements and to learn and discharge the other responsibilities incident to the operation of a publicly held reporting company if this offering is successfully closed.

     14.       Start-Up.   In any start-up you have a greater
risk of loss of your investment than purchasing shares in a seasoned company. As a start-up company, there are frequently cost overruns and other problems that are not disclosed easily or anticipated and which may impede the return of investment or the continued commercial operations of Mortgage.

     15.       Potential Regulation.    We do not believe we are
subject to regulation and licensing as Mortgage lead finders or brokers; however, such potential regulation may be a significant risk. If any state regulatory agency finds that our services as a "locator" or "finder" of mortgages requires our licensing and regulation as a mortgage company or broker, it will impose significant additional costs on Mortgage and potential delays in pursuing our business plan, which possibilities have not been planned for or budgeted. In a worst case scenario, we may not be able to comply or continue in business.

                                   7


     16.       Possible Conflicts.    Mortgage has some
potentially significant conflicts of interest which may adversely affect your interest. The owners of Mortgage have a present affiliation with a mortgage company that may preclude totally arms length referrals to mortgage brokers. The company could be at risk from adverse claims or actions if it engages in self dealing. There is also an affiliation with a principal shareholder, Mr. Limpert, related to potential ongoing business and financial consulting services. See Related Party Transactions.

     17.       Nature of Penny Stock.   Almost certainly our
stock, if a trading market is established, will be a penny stock
and subject to certain additional regulations in trading.   The
stock of Mortgage if it successfully trades will almost certainly trade as a defined "low price" stock of an unseasoned business entity. As a result, the shares of Mortgage will be subject to special regulations by the SEC known as "penny stock rules" which require additional screening and limitations on trading by individuals buying or selling through a broker dealer. Some of these restrictions are more particularly described under Securities Being Offered.

                            DILUTION

     Dilution is a term which normally defines the reduction in value per share which occurs to the investor in certain offerings compared to the purchase price of those shares. By way of specific illustration, an investor in this offering is paying $1.00 per share. The current net worth per share is negligible (less than $0.001). It is estimated that the net worth per share after the completion of the maximum offering will only be $0.25/share and $0.13/share in the event of the minimum offering. Therefore, each investor in this offering will suffer an immediate dilution to his investment of $0.75per share or 75% in the maximum offering; and $0.87 per share or 87% in the minimum offering. These and other historical dilution factors are illustrated in the following tubular representations:

DILUTION TABLE

  Shares                   Net Worth Per   Dilution Compared
                           Share           to
                           Based Upon       Offering Price
                           July 20, 2001   $1.00/Share
                           Financials
                           --------------  ----------------
  1.  Currently Issued     - $0.001/Share          0
       Shares
  2.  After Minimum        $0.13/Share             87%
       Offering
  3.  After Maximum        $0.25/Share             75%
       Offering

     In this offering dilution primarily arises because the original founders and affiliated parties who organized the corporation took shares for entrepreneurial efforts and concepts,
but with the transfer of minimal cash.   As a result, after the
initial capitalization there was not any significant accountable net worth in the company. You, as an investor, will contribute most of the capital, as a result your shares will be worth much less on a net asset basis per share than what you pay, thus resulting in the significant dilution described above.

         PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING

     As noted, Mortgage does not intend to employ the services of any underwriter or other broker/dealer to place or sell its securities. Mortgage believes it can place the limited amount of securities being offered by this registration through the efforts of its officer Mr. Michael Christensen who will not be paid any consideration, commission or other compensation for the selling and placement efforts. Consequently, no provisions for commissions have been provided for in this prospectus. This type of offering is sometimes described as a self underwriting.
Should management determine, at any time, that it is necessary to sell this offering through the use of commissions to an underwriter, management will reserve the right to amend the registration and prospectus to reflect any such commission arrangements and to continue with the offering in accordance with all other terms and provisions.

                                   8

     Of current management, it is anticipated that Mr. Christensen will be solely responsible for the efforts to sell the Mortgage stock pursuant to this offering to various business contacts and acquaintances through delivery of the prospectus.
No assurance of his success can be given and he will only engage in these efforts, part-time, as he elects. He will engage in such activities on his own time without compensation. Clearly, the reliance upon a single person to place to offering limits the selling effort and increases the risk the offering may not be sold. Obviously, there is an indirect benefit to management, as principal shareholders, if the shares are sold in this offering as the management shareholders would most likely realize an increase in the value of their shares and potentially an active market for their shares.

     Mortgage believes the offering, as may be sold as a self underwriting through Mr. Christensen, will comply with the provisions of SEC Rule 3a4-1, which essentially sets out criteria and rules to insure that anyone selling will either be a licensed broker or exempt from being a broker within certain exceptions.

     The costs of this offering are estimated at $25,000, and include legal, accounting, filing or permit fees, printing and related distribution costs. These amounts are estimates but are believed reasonably accurate for the intended size of the offering. As noted under the Risk Factors and Use of Proceeds Sections, payment of these estimated offering costs will expend a significant portion of both the minimum or maximum offering, this will limit the amount of net proceeds available for actual business purposes.

     Proceeds of the offering, up to the minimum offering, will be placed in a segregated independent escrow account with Brighton Bank of Salt Lake City, Utah and will not be employed for any business purposes of the company until or unless the minimum offering is sold within the offering term of 120 days from the date appearing on the face of this prospectus. If the minimum offering is not fully sold and collected within such minimum period, then the offering will be terminated and all proceeds will be returned without deduction for costs or addition
of any interest.   Mortgage will obtain an address from each
subscriber and will return all proceeds within ten days of the termination of the offering to that address. Any interest earned on the subscription account will be employed by Mortgage to pay for anticipated offering costs and return of subscription proceeds to investors.

     In the event of the close of the minimum offering, Mortgage will employ proceeds of this offering upon receipt and the escrow account will no longer be employed.

     Mortgage reserves the right to close the offering at any time within the offering term of 120 days when the minimum offering has been sold, even if less than the maximum offering has been sold. The offering term will be measured from the effective date of the registration appearing on the cover page of this prospectus as the starting date. Factors which may influence Mortgage's decision to close the offering would be the effort required to continue sales and the rate at which subscriptions were obtained up to the minimum offering. In all events, the company will not sell more than the maximum offering and will close the offering at any time that the maximum amount has been sold. The Use of Proceeds section reflects Mortgage's best present estimate of the use of proceeds in the event of either the minimum or maximum offering. The offering may be closed at some point between the minimum and maximum and the use of proceeds will be adjusted accordingly, though no assurance is given or represented that such adjustment will be exactly pro rata to the percentage difference between the minimum and maximum offering.

      It is intended the offering will be sold primarily to citizens of the State of Utah and that the offering will qualify in Utah as a registration by coordination. That is, Mortgage will be deemed to be qualified as a registered offering in Utah upon clearance of this registration with the SEC. If the offering is offered or sold in other jurisdictions, the offering must be registered or qualified under the applicable state law of that jurisdiction. Mortgage does not intend to register this offering in any other jurisdiction for sale unless such registration can primarily be achieved by coordination or equivalent qualification without the necessity of any merit or
substantial additional disclosure requirements.   However, should
Mortgage elect to sell in any jurisdiction that imposes any additional disclosure requirements, they will be included in this offering as a supplemental disclosure.

                                   9


     Also, as previously noted, Mortgage has not secured a commitment to list or trade the securities being registered through any broker/dealer and there is no present assurance that a public market will exist for the securities even in the event of a successful completion of this offering. Each prospective investor should consider the potential lack of a public market as a significant risk factor. Management will work to obtain the listing of the securities after this offering by one or more broker/dealers, but can give no warranty or assurance that they will be successful in such efforts.

     No shares of current management or original shareholders are being registered pursuant to this offering and no intent or obligation exists by Mortgage to currently register presently issued shares in any manner.
     There is no restriction or limitation on the right of management or other current shareholders to participate in this offering, though it is not anticipated there will be any significant participation by current shareholders.

     Mr. Andrew Limpert holds 150,000 shares in the company (30% prior to this offering). Of the 150,000 shares, 145,000 of these were for a capital contribution of $10,000, or $0.69 per share as one of the founding shareholders of the company. The remaining 5,000 shares were issued for agreeing to act as a business and financial advisor to Mortgage Professionals Lead Source, Inc. specifically for the purpose of filing the SB-1 Registration and the contemplated expenditure of proceeds. His services will not extend beyond 24 months but are expected to be completed during 2001. To date he has been responsible for referring and negotiating present offering services for Mortgage as approved by its Board of Directors. Mr. Limpert's contract also provides that he may have the right to participate in future financing to the extent necessary to preserve his current 30% share interest if he elects upon terms equal to the third party participants. Mr. Limpert has indicated it is not likely he will participate in this or any future offering to that extent, if at all. However, such rights along with his consulting position would insure that Mr. Limpert will continue to have a significant potential influence on the company. See Related Party Transactions. A copy of Mr. Limpert's contract with Mortgage and addendum was also submitted as part of the Registration materials, but is not an exhibit to the Prospectus.



                         USE OF PROCEEDS

     We have set-out in the following tabular format the intended use of proceeds based upon the sale of either the minimum or maximum offering. As previously advised, each prospective investor should be aware that the offering may be closed at some point between the minimum and maximum offering and there would be some allocation of the use of proceeds between the two tables, though management is under no requirement to exactly complete a mathematical pro ration on the use of proceeds.

     While changes in expenditures cannot be fully anticipated, if they occur at all, it is possible we may expend more on overhead expenses as outlined below if management still felt the basic marketing plan and services were sound, but simply needed to be carried a little further than originally projected. In like manner, actual marketing costs may be greater than projected.

                                   10

Minimum Offering:

General Description of Intended      Dollar      Percentage of
Expenditure                          Amount        Offering
                                                   (Rounded)
-------------------------------    ----------    --------------
1. Estimated costs of offering     $ 25,000             25%

2. Overhead expenses (six months   $ 32,500             32.5%
    projection)

3. Marketing (primarily producing   $37,500             37.5%
     and airing initial
     "informercial")

4. Funds reserved for continuing   $  5,000                5%
     legal/acct. services

Totals                             $100,000              100%

Maximum Offering:

 General Description of Intended     Dollar      Percentage of
           Expenditure               Amount        Offering
                                                   (Rounded)
--------------------------------   ---------     -------------
1. Estimated costs of offering     $ 25,000            12.5%

2. Overhead expenses (six months   $ 55,000            27.5%
projection)

3. Funds committed to continuing   $ 25,000            12.5%
     legal/acct.

4. Marketing (primarily committed  $ 75,000            37.5%
     to producing and airing initial
     "informercials")

5. Funds reserved for continuing   $ 10,000               5%
     legal/acct. services

6. Working capital reserves        $ 10,000               5%

Totals                             $200,000             100%

     In the foregoing tables management has allocated approximately $37,500 in the Minimum Offering and $75,000 in the Maximum Offering to direct marketing costs, primarily the estimated costs of producing and airing the initial informercials. Since these advertising expenditures are believed key to the potential success of Mortgage, you may wish to review the more complete discussion of these marketing costs under the Business Section.

     No assurance or warranty is made or implied that the company will be self-sustaining after six months of operation, but management believes this to be a reasonable projected period for the use of proceeds and to determine if the concept is viable.
In the event of the minimum offering proceeds would pay basic rent, utilities and other direct operating expenses, but no allowance would be made for any salaries or services; it being presumed that Mortgage could operate on a minimal basis with only the contributed services of its management who may accrue, but will not be paid, salaries during this period and which salaries will only be paid from revenues or by stock, if at all, rather than proceeds of the offering.

      In the event of the maximum offering, the overhead expenses allow for a slight expansion of physical facilities as may be necessary and for minimal payment of clerical and office staff estimated at one full time manager and a part-time secretary during this period. Mortgage may also use proceeds in the event of the maximum offering to increase the extent and type of communications and telephone system employed by Mortgage during this initial period. However, no officers will be paid, even in the event of the maximum offering from offering proceeds.

     It is anticipated that revenues, if any, will be sufficient to cover operating expenses after the first six months of operation, though no assurance or warranty of this projection can be made. We further believe that if Mortgage is not self sustaining after six months it will most likely never be self sustaining. We may elect to use additional offering proceeds for

                                   11

continuing operations beyond the six month term in the exercise of sound business discretion. In all events, the use of proceeds of the offering to pay operational costs will necessarily reduce the amount of proceeds of the offering available for actual marketing of our services. Each prospective investor should understand that there is a risk factor in investing in a start-up entity that it may use substantial offering proceeds for operational costs when the company does not have sufficient revenues to pay for such costs.

     There is no assurance that any of the estimated use of proceeds for the specific business purposes outlined above will be sufficient to adequately fund the costs of operations and the start up of the various business operations.

     We reserve the right to explore supplemental financing, through either private placements or loans, should the proceeds of this offering not prove adequate to complete our business purposes. No warranties or assurances have been made or represented in any manner that Mortgage would be successful in securing alternative financing and no prospective investors should invest with the expectation that such alternative funding is or will be available.
     Specifically, Mortgage intends that from initial proceeds it will create an informational sales solicitation tape employing third party expertise for the purposes of conducting a television
marketing effort, sometimes called an "informercial."   It is
anticipated this informational tape will essentially appeal to various consumers who wish to refinance existing home mortgages or obtain new mortgage financing. The company believes that it can develop a network of mortgage companies who will then provide competitive and attractive rates and other incentives which Mortgage would then advertise to obtain commitments via a toll free number. After an initial processing, the customers would be referred to one or more mortgage lenders for further review and processing of the mortgage application. In this process, Mortgage would be paid a fee by the mortgage company to which it refers customers on a to be negotiated basis. The use of proceeds would be employed primarily to develop this initial informercial solicitation and phone response center. However, a portion of the proceeds in the maximum offering will also be used to develop a Web Site location providing the same basic information and referral service, as well as limited newspaper and other media advertising. It is anticipated that in the minimum offering that almost all proceeds would be used simply to create the informercial and obtain an initial limited marketing run. In the event of the maximum offering, it is hoped that more extensive use of the informercial could be used via television, as well as initial allocation of funds for other media advertising and processing as outlined below.


                                   12


                  Table of Significant Parties
Officers and Directors:

Name             Position        Residential      Business Address
                                 Address
------------     --------------  ------------     -----------------
Mr. Gregory      President, CEO, 959 E. Akers     3406 South
Willits          Chairman of the Way              Highland Dr.
                 Board           Sandy, Utah      Salt Lake City,
                                 84094            UT 84106
Mr. D. Kearney   Vice President
Hoggan           Operations,     5012 Cottonwood  3406 South
                 Director        Ln.              Highland Dr.,
                                 Salt Lake City,  Salt Lake City,
                                 UT 84117         UT 84106
Mr. Michael      Vice President
Blackham         Marketing       1077 East
                                 Austin Ave.      3406 South
                                 Salt Lake City,  Highland Dr.,
                                 UT 84106         Salt Lake City,
                                                  UT 84106

Mr. Michael      Secretary/Treas 764 East 8230    50 East North
Christensen      urer, CFO,      South,           Temple, 15th
                 Director        Sandy, UT 84094  Floor, Salt Lake
                                                  City, Utah 84150


Five Percent or Greater Shareholders; Promoters; Underwriters;
Legal Counsel; and Affiliates:

Name1            Relationship2  Current   Residential   Business
                                Per Cent  Address       Address
                                Stock
                                Held
                                (Rounded)
-----------      -------------  ---------  -----------  -----------
Mr. Gregory      Director/         34%      See above     See above
Willits          Offficer/
                 Promoter

Mr. Michael      Director/         34%      See above     See above
Christensen      Offficer/
                 Promoter

Mr. D. Kearney   Director/         1%     See above       See above
Hoggan           Offficer/
                 Promoter

Mr. Michael      Officer/          1%     See above       See above
Blackham         Promoter

Mr. Andrew       Shareholder      30%     8395 South      22 E. 100 S.
Limpert                                   Park Hurst      Suite 400
                                          Circle          Salt Lake City,
                                          Sandy           Utah 84111
                                          Utah 84094

Mr. Julian       Attorney          0%     1453 Ute        311 S. State
                                          Drive           #380
                                          Salt Lake       Salt Lake
Jensen                                    City,           City, Utah
                                          Utah 84108      84111


     1         The principal shareholders, at present, are the
officers and directors as listed. Mr. Blackham and Mr. Hoggan each have less than 1% of the presently issued stock of the company.

     2          Legal counsel is not a shareholder and is not
deemed by management to be affiliated.

     See Biographical Information on Management under the
Management Section.

                     DESCRIPTION OF BUSINESS

     Our discussion and analysis of the Business and subsequent discussion of Financial Conditions may contain forward-looking statements that involve risks and uncertainties. The statements contained in the prospectus are not purely historical but are forward-looking statements including, without limitations, statements regarding Mortgage's expectations, beliefs, estimates, intentions, and strategies about the future. Words such as,

                                   13

"anticipates," "expects," "intends," "plans," "believes, "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements, but their absence does not mean the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors.

GENERAL AND HISTORICAL

     Mortgage Professionals Lead Source, Inc. was incorporated in
the State of Utah on February 16, 2001.   As initially organized,
Mortgage is presently a privately held corporation having three directors and four officers as identified in this prospectus. There are currently issued and outstanding Five Hundred and Ten Thousand (510,000) shares of an authorized Fifty Million (50,000,000) common shares to five shareholders. There are no other class of shares or other shares issued. Further, there are no option or other share rights presently authorized by the company.

     The company from its inception intended to engage in this registration to raise anticipated net proceeds to engage in its intended initial business activity which would be the solicitation of prospective customers interested in obtaining mortgage financing or refinancing existing mortgages through a mass media advertising approach. Mortgage believes that it can prepare and successfully market an "informercial" in which it will attempt to advertise in selected small local T.V. markets a program by which viewers may call in and obtain commitments for financing or refinancing home mortgages at designated rates and other terms. Mortgage believes that it can offer favorable mortgage rates and other mortgage terms by selectively interviewing and obtaining commitments for financing from various third party mortgage or finance companies. Mortgage anticipates obtaining these financing commitments through the use of direct contacts with mortgage companies, as well as screening through internet sources for various mortgage company financing availability and terms and then following-up and reserving a commitment from these mortgage companies to service referrals by Mortgage for the payment of a fee to be negotiated.

     Mortgage would anticipate that its initial informercial containing this information would be approximately fifteen minutes long and would initially air on cable channels which primarily market services and products, and sometimes known as commercial or informational channels, for an estimated 75 to 200 times depending upon whether the minimum or maximum offering is sold. Mortgage has not yet determined exactly how many target marketing areas it will have, but it would hope that in the event of the minimum offering it could focus on initially the Salt Lake City marketing area where most of its principals reside and where it will have its principal business location, though it will not be restricted by geographic limitation. If the maximum offering is sold, Mortgage would anticipate that it may be able to attempt to air the informercials in up to two to three other initial marketing areas, most likely within the Western United States.

     Mortgage has preliminarily determined, from cost analysis, that in the event of the minimum offering it would be able to produce and air approximately 75 spots in the Salt Lake City market for $37,500. It has also priced and determined that in the event of the maximum offering it could run about 200 spots in up to three markets. These estimates are, of course, critical to the proposed business success of the company and if the company were not able to produce or air its informercials within the foregoing estimated budget, it could have significant adverse consequences for Mortgage.

     Mortgage will arrange, by contract or otherwise, to have phone operators available after the presentation of the infomercial to obtain calling commitments from potential customers who would like to obtain mortgage financing or refinancing upon the terms presented. Mortgage would then take basic information from the callers and inform them that this

                                   14

information would be made available to one or more mortgage or other finance companies who have committed to provide, within the limitations advertised, available financing, mortgages on the terms presented in the informercials. Mortgage would then refer such prospective clients directly to the financing or mortgage companies obviously including telephone number and other contact information. It is anticipated that the finance or mortgage companies would then pay a base referral fee for each prospective customer referred on a to be negotiated basis and an additional fee for each referral for whom mortgage financing is closed based on a percentage of the total financing or a flat fee to be negotiated.

     It is also anticipated that a similar mortgage financing and solicitation program would be initiated through the internet using a Web Site and links to its Web Site prepared by Mortgage, though financing for this additional advertising may not be available unless the maximum offering (or substantially all of the maximum offering) is sold. Additionally, in the event of the maximum offering, Mortgage would intend to employ similar types of advertising in newspapers on a basis not yet specifically determined.

     The exact allocation of advertising funds to be allocated between informercials, internet and print media is not yet determined, but Mortgage believes that the principal and preponderant use of proceeds for advertising purposes will be the creation of an informercial and use of television time on specialized commercial channels as generally outlined above.

     At present, the officers of Mortgage are engaged in attempting to obtain the initial commitments from various mortgage or other finance companies engaged in mortgage financing to present as part of the informercial package. However, no actual contracts for these mortgage terms have yet been entered.

     As noted under the biographical information, all of the officers of Mortgage, except Mr. Christensen, have an existing business relationship with a small Utah based Internet mortgage company known as "Velocityloan.com." In this capacity, it is anticipated that Velocityloan.com will be included in the mortgage companies considered as potential placement sources for mortgage loans. Management has undertaken not to favor or make referrals to Velocityloan.com unless its interest rates and other terms are competitive with alternative lenders. No contractual or oral agreement exists between Mortgage and Velocityloan.com. See also the Section on "Related Party Transactions."

     The present business of Mortgage is too new for Mortgage to make any reasonable projections as to gross revenues or net profits, if any, or the number of mortgage commitments which must be placed by Mortgage to obtain profitability. Further, Mortgage is not able to make any present estimates or projections as to geographic areas, markets or specific customers to which most of the products may be sold.

     Mortgage's plan of operation for the next six month period generally follows the use of proceeds and commentary to that section. That is, Mortgage anticipates it can function in the event of the minimum offering with part-time participation of its three management figures, until anticipated revenues would allow it to hire a full-time manager and other employees after a projected six month start-up period. In the event of the maximum offering Mortgage anticipates being able to hire a full time manager, a secretary for the initial six month period. Mortgage anticipates, but again cannot warrant, that it should realize net profits after approximately six to twelve months of operations. Mortgage does not believe adequate data exists to make revenue or income projections beyond these rudimentary start-up estimates.

     Upon preliminary analysis, and because of the specialty scope of the services, Mortgage is not aware of any competitive companies, though it acknowledges the relative ease of entry into this market sector. Mortgage would also note that various mortgage and finance companies advertise directly through the same media sources, Mortgage would deem that it must directly compete with such mortgage financiers.

                                   15

     It is anticipated that market analysis will subsequently be available and can be disclosed to shareholders in Mortgage as Mortgage generates such data from anticipated sales and revenues.

     No assurance or warranty can be given that Mortgage will be successful in any manner in the marketing or distribution of its intended services.

NUMBER AND DESCRIPTION OF PERSONS EMPLOYED

     Initially, only Mr. Gregory Willits and Mr. Christensen will serve the company on a part-time basis as necessary for its start-up operations. As previously indicated, it is believed that such individuals can handle the start-up operation for the company by expending approximately fifteen hours per week each, though no assurance or warranty of this fact can or is made. Each individual has made arrangements to devote such time as may be necessary to the start-up operations of Mortgage with their present employer. Neither Mr. Willits or Mr. Christensen will be paid any salary from the proceeds of this offering. The board of directors may subsequently determine and allow for the payment of deferred compensation for these services from anticipated revenues or stock, though no such determination or allocation has been made or determined at this time.

     Mr. Limpert, in consideration for 5,000 shares, has entered into an agreement to provide general marketing and business advisory services on an as requested basis until the anticipated proceeds of this offering are expended. There is no specified minimum time commitment. Mr. Limpert will not have to provide any services after two years. Mr. Limpert has agreed to be available on an as needed and as requested basis. Both Mr. Limpert and Mortgage are estimating this arrangement to involve 5-15 hours per month over the next six months. Mr. Limpert's talents and this arrangement appear to Mortgage to be somewhat unique with the result that it would appear difficult to find a substitute for Mr. Limpert if his services are terminated.

     In the event of the maximum offering, it is anticipated that Mortgage may have sufficient additional proceeds of the offering to hire a full time manager for day-to-day operations and a part time secretary to assist him in those efforts. However, no assurance or warranty of this fact can be made and in all events additional personnel would not be available in the event that only the minimum offering were sold.

     Management has committed to devote such time as necessary, in addition to their present employment, to implement the business plan described by this offering. Each have also undertaken to reduce their employed hours, as and if necessary, to manage and start-up activities required by Mortgage. We are optimistic that during the projected start-up phase of operations for an estimated six months, Mr. Gregory Willits as President and Mr. Kearney Hoggan as Vice President can implement the business plan by a weekly expenditure of approximately fifteen hours each, though no warranty or assurance of this estimate can be given. Mortgage anticipates that if projections are met after the initial start-up period that it should be in a position to hire a part-time or full-time field manager for sales and marketing activities to be paid on a commission, or commission plus salary basis, exclusively from anticipated revenues. Further, in the event of the maximum offering, Mortgage may be able to hire a full time manager to be employed from offering proceeds.

ENVIRONMENTAL COMPLIANCE

     It is not anticipated that the general or services to be supplied by Mortgage will have significant or particular environmental compliance requirements or regulations.

                     DESCRIPTION OF PROPERTY

     The company presently uses office space at 3406 South Highland Drive, Salt Lake City, Utah 84106 as provided through a voluntary arrangement with Velocityloan.com the lessee. The telephone number is (801) 243-6446. In the event of the successful completion of this offering, Velocityloan.com will
charge $100/month as a sublease fee.   At this location, Mortgage
has approximately 200 sq. ft. It is anticipated that this space will be sufficient for the initial intended business activities of the company through the start-up phase and the expenditure of proceeds from this offering.

                                   16

     Total estimated monthly costs for this office suite as it becomes operational, including all anticipated utilities and services, are estimated to run approximately $1,000 per month upon the close of the offering and commencement of business activities.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

     As noted previously, Mortgage is a start-up entity without prior operating history, revenues or income. No assurance or warranty can be made that Mortgage will be successful in its anticipated business operations and the nature of a start-up entity is that it poses significant risk factors as to whether any investor will receive back a return of investment, or whether they will lose their entire investment.



LIQUIDITY

     The initial capital of Mortgage was $20,000 of which approximately $3,798 was expended through the date of this registration as organizational costs. It is anticipated that all initial capital will be expended in paying costs related to this registration. Mortgage, during its development stage to July 20, 2001, has an accumulated deficit of $25,523.

     The accountants have noted in their notes to the financial statements, Note 1, that because Mortgage has no operating history and limited capitalization, the auditors must reserve opinion as to whether the company may continue as a "going concern."

      We have also expressed in the Risk Factors, and other sections of this registration, some concern that the capitalization sought to be raised by this offering may be too limited to adequately fund the intended business activities. We believe Mortgage must take this risk based upon its inability to obtain an underwritten offering for greater capital. As a result, it must limit the amount of capital being raised to that which reasonably can be anticipated to be raised through management's efforts. We believe, but cannot warrant, that such capital should be adequate to move Mortgage to a point where revenues are generated by Mortgage's marketing efforts, if the service offered proves to be commercially viable.

     Investors in this offering are assuming a risk as to both the viability of the intended service, as well as the normal risks inherent in a start-up entity with limited capitalization.

               Because no revenues have been generated to date, there does not exist any standard methodology to break down factors as to what sectors or clients, if any, may generate revenues or actual profit margins. Further we do not presently know costs of operation and other standard accounting and financial measurements. The lack of such financial standards and measurements must be considered as an additional risk factor to investors in this type of offering.

     There is also a concern that actual costs of operation may substantially exceed the projections used by Mortgage in preparing the Use of Proceeds Section in which event Mortgage may have to spend more of the net proceeds of this offering to sustain minimal operations and devote less to the development and marketing of its services.

CAPITAL RESOURCES

     Should the anticipated proceeds of this offering not be sufficient to fund the projected activities of Mortgage, Mortgage does not have any alternative financing commitments. Mortgage may attempt to raise additional funding by some form of private placement; however, no assurance of such financing or the success of any alternative financing can be made. In all events, Mortgage has no alternative financing commitments, including any institutional or private loan commitments, or loan or financing commitments by officers or directors. If it appears that the

                                   17

projection of revenues to sustain operations cannot be met in the projected six months, then we can most likely continue for a limited additional time and will employ any capital, as available, if we believe sustained operations can be obtained. Otherwise, Mortgage would be forced to liquidate and terminate operations or seek alternative business opportunities and/or financing. No projections of such future financing alternatives, or the feasibility of such alternatives, can be made at this time.

RESULTS OF OPERATIONS

     As previously noted, Mortgage has had no prior operations and all activities to date have been limited to start-up activities, including registration and capital formation. As generally discussed under the Business Section, we believe that through an expenditure of the capital being raised, Mortgage will be able to determine within six months if its intended services can be commercially marketed, though no warranty or assurance of this projection can be given.

     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     Following this table is a brief biographical description for each of the management principals with a brief description of their business experience and present relationship to Mortgage, together with all required relevant disclosures for the past five years. Following the biographical information for the directors and officers is a remuneration table showing current compensation and following this table a security ownership table showing security ownership of the principal officers and directors and those holding five percent (5%) or more of the issued and outstanding stock.

                                   18


        NAME               POSITION          CURRENT TERM OF
                                                 OFFICE
-------------------    ---------------     -----------------

Mr. Gregory Willits    President, CEO,     Appointed in
                       Chairman of the     Organizational
                            Board          Minutes - February,
                                           2001.
                                           Will serve as
                                           director until first
                                           annual meeting, not
                                           yet set.  Will serve
                                           as an officer
                                           without
                                           term/contract
                                           pursuant to leave of
                                           the Board of
                                           Directors.
Mr. D. Kearney       Vice President        Appointed in
Hoggan               Operations, Director  Organizational
                                           Minutes - February,
                                           2001.
                                           Will serve as
                                           Director until first
                                           annual meeting, not
                                           yet set.  Will serve
                                           as an officer
                                           without
                                           term/contract
                                           pursuant to leave of
                                           the Board of
                                           Directors

Mr. Michael Blackham Vice President        Serves at discretion
                     Marketing             of Board of
                                           Directors without
                                           current contract.
                                           Appointed in
                                           February, 2001.

Mr. Michael          Secretary/Treasure,   Appointed in
Christensen          CFO, Director         Organizational
                                           Minutes - February,
                                           2001.
                                           Will serve as
                                           director until first
                                           annual meeting, not
                                           yet set.  Will serve
                                           as an officer
                                           without
                                           term/contract
                                           pursuant to leave of
                                           the Board of
                                           Directors.
 Mr. Andrew Limpert      Advisor and       Pursuant to
                         Shareholder       Development Contract
                                           otherwhere
                                           described.

BIOGRAPHICALS

MR. GREGORY WILLITS  - PRESIDENT, CEO, CHAIRMAN OF THE BOARD
Age: 32

     Mr. Willits has been engaged in the real estate construction and lending industry since his graduation from the University of Utah in 1995 with a B.S. degree in Economics. From 1995 through 1998 he was a constructor and superintendent with McMullin Homes, a privately held corporation engaged in constructing residential homes in or about the Salt Lake City, Utah area. His primary emphasis was in providing cost management and allocation for the overall construction project and coordinating with both purchasers, contractors and governmental inspectors in completing the construction process. From January, 1998 through July, 1999 he worked as a loan officer with Gold River Mortgage, a locally held Utah mortgage company where he developed various marketing strategies using mass media for increasing the placement for mortgage related loans. From July,1999 through the present he has worked as the Vice President of business development for Velocityloan.com, a locally held internet based mortgage loan company. In this capacity he has developed an internet marketing process and technique for development of loans through this medium, as well as successfully created marketing strategies using print, radio and television add campaigns. Mr. Willits works full time for Velocityloan.com, but has arranged to allocate such time as reasonably necessary on a part time basis to the start-up of the present company. In the event that Mortgage is successful, Mr. Willits has not presently decided whether he will remain with Velocityloan.com or will become a full time officer with Mortgage.

MR. D. KEARNEY HOGGAN - VICE PRESIDENT OF OPERATIONS, DIRECTOR
Age 33

     Mr. Hoggan is a year 2000 graduate of the University of Utah with a B.S. degree in Political Science. From January 1, 1992 through March 23, 1993 he worked for Nordstrom, Inc. a national clothier as a sales representative. From April 1, 1993 through March, 1994 he served as a sales representative for Healthrider Inc. an international developer and marketer of health and

                                   19

exercise equipment. From March 1994 to January 1st of 1996 he served as a regional manager in various western states for Healthrider, Inc. From February, 1996 through December, 1997 he was a loan officer with Gold River Mortgage a locally owned mortgage company in the Salt Lake City, Utah area. From January 1, 1998 through May 31, 1999 he worked as a loan officer with Beehive Federal Mortgage Company, also a locally owned Utah mortgage company. From June 1, 1999 through the present he has been a principal officer in Velocityloan.com a locally held internet mortgage provider. He is a principal shareholder as well as the CFO in Velocityloan.com. Mr. Hoggan has arranged to be able to devote such time as necessary during the start-up period on a part time basis to the operation of the company, but intends to continue his full time association with Velocityloan.com. It is not presently determined if the company is successful whether Mr. Hoggan will elect to become a full time officer with Mortgage.

MR. MICHAEL BLACKHAM - VICE PRESIDENT OF MARKETING
Age 32

     Mr. Blackham is a 1995 graduate of the University of Utah with a B.S. degree in Political Science. From September 1, 1996 through June 30, 1997 he worked full time for CitySearch a locally owned corporation involved in internet sales including selling, developing and creating Web Sites. From July 1, 1997 though May 30, 1999, Mr. Blackham worked for Gold River Mortgage, a Utah based mortgage company as a loan officer. From June 1, 1999 to the present he has been associated with Velocityloan.com as its President and a principal shareholder. Velocityloan.com is a locally held Utah corporation engaged in internet loan placement. Mr. Blackham at present plans to continue full time his affiliation with Velocityloan.com but has arranged to devote such time as necessary to the start-up and operation of Mortgage. It is not presently determined if the company is successful whether Mr. Blackham will elect to become a full time officer with Mortgage.

MR. MICHAEL CHRISTENSEN - SECRETARY/TREASURER, CFO, DIRECTOR
Age 34

     Mr. Christensen is a 1993 graduate of Weber State University in Ogden with a B.S. degree in Accounting. From 1993 through 1996 Mr. Christensen worked as a senior accountant with the Salt Lake Printing Center for the Church of Jesus Christ of Latter-Day Saints. From 1996 to present he has served as a Senior Financial Analyst for Ensign Peak Advisors, Inc. a securities management firm affiliated with the foregoing ecclesiastical institution. Mr. Christensen is not a licensed CPA, but is currently enrolled in the MBA program at Weber State University with an anticipated completion of Summer 2002.

MR. ANDREW LIMPERT - ADVISOR
Age 30

     Mr. Limpert has been a financial and retirement planner with the Salt Lake based firm of Belsen Getty LLC since 1998, but he is not a certified financial planner. In this capacity he is also recently completed licensing requirements and testing prescribed by the State of Utah to be an investment advisor. Mr. Limpert plans to continue his full-time employment with Belsen Getty. Prior to that position he worked with Pro Source Software of Park City, Utah as a software sales agent from 1993 to 1998. Mr. Limpert holds a B.S. degree in finance from the University of Utah, in Salt Lake City, Utah, in 1995 and an M.B.A. from Westminster College of Salt Lake City, Utah in 1998.

                                   20

                          COMPENSATION TABLE

POSITION NAME       CAPACITY IN WHICH   AGGREGATE REMUNERATION
OF INDIVIDUAL       REMUNERATION WILL
OR IDENTITY OF      BE RECEIVED
GROUP
-------------       -----------------   ---------------------

All executive      President            1 No present salary has been
officers as a         and               authorized or allocated for any
group             Other Officers        officer of the company.  Further,
                                        the company has agreed and
                                        undertaken not to pay any
                                        officer's salary from proceeds of
                                        this offering.  The Board reserves
                                        the right to set and pay salaries
                                        from proceeds when and if
                                        received.

     1 Each officer designated above will initially serve the company on an intended part time basis without fixed salary. The Board presently intends to pay accrued services by each officer of the company during the start-up phase as stock compensation, but has not yet determined or set the amount of any such stock compensation. Salaries are intended to be paid to officers in the event that subsequent revenues justify the payment of operating salaries as previously discussed. See particularly Use of Proceeds Section. There are, at present, no stock rights options or other warrants outstanding to any officer or director of the company.

                                   21




        SHARES OWNED BY MANAGEMENT AND CERTAIN SECURITY HOLDERS

     The following table includes all shares issued to a director, officer or 5% or greater shareholder. There are no created or issued stock options or other stock rights in Mortgage at the present time:

Title     Name              Amount    Amount    Percent    Percent
or        of                owned     owned     of Class   of Class
Class     Owner             before    after the Before     After
                            the       Offering  Offering   Max.
                            Offering  1         (Rounded)  Offering
                                                           (Rounded)
--------- ----------------  --------  --------- ---------  ---------
Common    Mr. Gregory       175,000   same      34%        25%
Stock     Willits
          (Director/Officer)

Common    Mr. Michael       175,000   same      34%        25%
Stock     Christensen
          (Director/Officer)

Common    Mr. Michael       5,000     same      1%         Neg.
Stock     Blackham
          (Officer)

Common    Mr. D. Kearney    5,000     same      1%         Neg.
Stock     Hoggan
          (Director/Officer)

Common    All               360,000   same      70%        50%
Stock     Officers/Directors
          as a Group

Common    Mr. Andrew        150,000   same      30%        21%
Stock     Limpert
          (Shareholder)

          1 Assumes management does not purchase shares in the offering.

     There are no other shareholders which own any of the outstanding stock prior to the offering. Further, the company has not adopted any form of warrants or option rights to any person who acquires stock, except Mr. Limpert has a preemptive right to maintain a 30% sharehold interest which is not anticipated to be fully or significantly exercised. It is anticipated that in the event of the successful completion of this offering, the board of directors may authorize and approve a standard incentive stock option plan, as well as a stock compensation plan to management for their start-up services.

     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     1. It should be noted that as a small start-up company all allocations of initial shares to the principals, which constitute the current management of Mortgage, were arbitrarily determined between themselves and do not necessarily reflect any independent evaluation or determination of the value of the shares rendered for services as well as cash contributions to the initial capital.

     2.        All of the present officers of Mortgage, except
Mr. Christensen, are presently principal officers in a related business entity known as Velocityloan.com, as briefly described under the Business and Biographical Sections above. Velocityloan.com is engaged in the internet marketing of various mortgage loan opportunities and acting as an internet loan broker. Further Velocityloan.com is providing office space without charge to Mortgage. In this capacity it should be presumed and understood that Mortgage may have less than an "arms-length" business relationship in referring any prospective mortgage loan applicants to Velocityloan.com for making loans available through its mass marketing activities. It is represented that each of the officers of Velocityloan.com have entered into an oral undertaking and agreement that they will place loans purely on a competitive basis with those financial companies offering the best interest rate and other terms to the prospective customers. We believe this undertaking will eliminate any favoritism or referrals not justified by loan terms from Mortgage to Velocityloan.com. However, notwithstanding this undertaking, the relationship of loan placements to Velocityloan.com can not under any circumstances be considered an arms length transactions, that is business dealings between two totally independent parties, and could possibly subject Mortgage to certain charges or claims of preferential dealing or treatment in the placement of any loans through Velocityloan.com. Should Mortgage engage in preferential favorable referrals to Velocityloan.com not justified by competitive terms, both
Mortgage and its principals may be subject to civil liability to persons obtaining such loans, as well as regulatory action for self dealing.

                                   22

     3. Further, it should be noted that each of the principals of Mortgage, other than Mr. Christensen, have prior business relationship and dealings through Velocityloan.com. As a result, they may bring with them historical relationships and interest which would not be the same as totally disinterested parties being employed as officers and directors of a public company by an unrelated management.

     4. Each investor in this offering should consider, even if the total offering is sold, that the existing management group, as described above, will continue in control and will essentially be in a position to dictate salaries, distributions and other matters of interest as to all shareholders. While there is a general common law statutory obligation placed on management of Mortgage to act in the best interest of all shareholders, each investor in this offering should consider that their minority shareholder status imposes a certain risk of other shareholders not being in a position to influence or affect the direction of the company.

     5. As previously described, Mr. Andrew Limpert earlier agreed to act for Mortgage Professionals Lead Source, Inc. as a business and financial advisor for 5,000 shares. He also contributed $10,000 to Mortgage for 145,000 shares. Mr. Limpert's shares aggregate 150,000 or 30% of the issued and outstanding shares prior to this offering, with a further undertaking of Mortgage to allow him to participate in any future stock offering to maintain such percentage interest upon equal terms as the company's stock may be issued to third parties. It is not anticipated that Mr. Limpert will participate in the present offering, or if he participates, it is anticipated to be at a significantly lower level than the subscriptions required for Mr. Limpert to continue to hold 30% of the shares. However, Mr. Limpert's present and anticipated sharehold interest will be significant for the foreseeable future. He will most likely exercise substantial influence over the company arising from his sharehold interest. He may also have influence from his contractual role as a financial and business advisor to Mortgage Professionals Lead Source, Inc.

                    SECURITIES BEING OFFERED

     Mortgage's voting common stock is being offered by this prospectus. Of the Fifty-Million (50,000,000) shares of common stock authorized, no par, Mortgage presently has issued and outstanding 510,000 shares of common stock and will sell between 100,000 shares of common stock in the minimum offering and 200,000 shares in the maximum offering. If the minimum offering is sold, the shareholders purchasing in this offering would hold approximately 16% of the issued and outstanding common stock; and, in the event of the maximum offering, approximately 29% of the issued and outstanding common stock.

     In summary of the nature of the securities being offered, each investor should note as follows:

     * Mortgage does not have any dividend policy nor has it declared dividends. It is not anticipated that dividends will be paid for the foreseeable future by Mortgage.

     *    Each common share has an equal voting right.

     * There are no pre-emptive rights or cumulative voting in Mortgage, except as to the Limpert contractual provision explained above.

     * The shares are not subject to any conversion rights or obligations, nor any redemptive provisions, sinking fund provisions, or liability to call or assessment.

     * It is not believed that any shareholder under Utah law would be subject to any debts, liabilities or claims made against the company.

     * Mortgage does not have any warrants, rights or other stock interest or rights to acquire stock; however, management will most likely institute some standard management stock option plan if this offering is completed.

                                   23

     * Our common stock, if traded, would be covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in the excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker dealers to be willing to make a market and it may affect the level of news coverage we receive.

                             EXPERTS

     Legal Counsel - Mortgage has retained the firm of Jensen, Duffin, Carman, Dibb & Jackson to act as independent securities counsel. Counsel has passed upon the eligibility of the Company to file this registration. Counsel has also passed upon the validity of the shares offered by this registration as being legally issued, fully paid and non-assessable as sold. The named expert has no relationship with any member of management or Mortgage.

     Accountants - Mortgage has also retained the firm of Hansen, Barnett and Maxwell as the independent auditors. The audit report of Hansen, Barnett and Maxwell are included in reliance upon that firm being an expert in auditing matters.

                        LEGAL PROCEEDINGS

     Mortgage is not presently engaged in any legal proceedings as either a plaintiff or defendant, nor does it know of any material claims.

          CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS

     Neither Mortgage nor its management has had any disagreement with, nor have there been any changes in, the accounting materials prepared by such independent auditors as attached hereto. The Company has retained the same auditors since inception.

               INDEMNITY OF OFFICERS AND DIRECTORS

     The By-laws and Articles for Mortgage provide indemnity statements for general indemnities and relief from liability for management. These indemnities, as well as Utah law, provide for general indemnity, including costs of defense for officers, directors and agents acting within the normal scope of their duty and service to Mortgage.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   24

            Mortgage Professionals Lead Source, Inc.
                (A Development Stage Enterprise)


                        TABLE OF CONTENTS


                                                                 Page

Report of Independent Certified Public Accountants                 1

Financial Statements:

     Balance Sheet - July 20, 2001                                 2

     Statement of Operations for the Period from February 16,
       2001 (Date of Inception) through July 20, 2001              3

     Statement of Stockholders' Equity for the Period from
       February 16, 2001 (Date of Inception) through July 20,
       2001                                                        4

     Statement of Cash Flows for the Period from February 16,
       2001 (Date of Inception) through July 20, 2001              5

Notes to Financial Statements                                      6



  HANSEN, BARNETT & MAXWELL
  A Professional Corporation
 CERTIFIED PUBLIC ACCOUNTANTS

                                                     (801) 532-2200
Member of AICPA Division of Firms                  Fax (801) 532-7944
      Member of SECPS                         345 East Broadway, Suite 200
Member of Summit International Associates   Salt Lake City, Utah 84111-2693


       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Mortgage Professionals Lead Source, Inc

We have audited the accompanying balance sheet of Mortgage Professionals Lead Source, Inc. (a development stage enterprise) as of July 20, 2001 and the related statements of operations, stockholders' equity and cash flows for the period from February 16, 2001 (date of inception) through July 20, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mortgage Professionals Lead Source, Inc. as of July 20, 2001 and the results of its operations and its cash flows for the period from February 16, 2001 (date of inception) through July 20, 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's lack of operating history raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                   HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
July 26, 2001

                                   1


               Mortgage Professionals Lead Source, Inc.
                   (A Development Stage Enterprises)
                             BALANCE SHEET
                             July 20, 2001


                                ASSETS

Current Assets
  Cash                                                  $15,452
  Prepaid expenses                                        2,275
                                                        -------

     Total Current Assets                                17,727
                                                        -------

Restricted Cash in Escrow                                   750
Deferred Offering Costs                                  23,041
                                                        -------

Total Assets                                            $41,518
                                                        =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                      $22,041
                                                        -------

     Total Current Liabilities                           22,041
                                                        -------

Stockholders' Equity
  Common stock - no par value; 50,000,000 shares
     authorized; 510,000 shares issued and outstanding   45,000
  Deficit accumulated during the development stage      (25,523)
                                                        -------

     Total Stockholders' Equity                          19,477
                                                        -------
Total Liabilities and Stockholders' Equity              $41,518
                                                        =======

The accompanying notes are an integral part of these financial statements.

                                   2

               Mortgage Professionals Lead Source, Inc.
                   (A Development Stage Enterprise)
                        STATEMENT OF OPERATIONS


                                                         From
                                                     February 16, 2001
                                                     Date of Inception
                                                        through
                                                       July 20, 2001
                                                     -----------------

Revenue                                              $               -

General and administrative expenses                            (25,523)
                                                     -----------------

Net Loss                                             $         (25,523)
                                                     =================

Basic and Diluted Loss Per Share                     $           (0.05)
                                                     -----------------
Weighted Average Number of Shares
  Outstanding
                                                               510,000
                                                      ================

The accompanying notes are an integral part of these financial statements.

                                   3

               Mortgage Professionals Lead Source, Inc.
                   (A Development Stage Enterprise)
                   STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                 Deficit
                                                                               Accumulated
                                               Common Stock      Receivable       During       Total
                                            ------------------      From       Development  Stockholders'
                                             Shares     Amount   Shareholder      Stage       Equity
                                            --------   -------    --------       --------    --------

Balance - February 16, 2001                        -   $     -    $      -       $      -    $      -

Shares issued for cash, February 16, 2001,
 $0.0294 per share                           170,000     5,000           -              -       5,000

Shares issued for receivable,
  February 16, 2001
  $0.0294 per share                          170,000     5,000      (5,000)             -           -
  $0.069 per share                           145,000    10,000     (10,000)             -           -

Shares issued for services, February 16,
 2001, $1.00  per share                      25,000     25,000           -              -      25,000

Cash received for shareholders,
 April 6, 2001                                    -          -       5,000              -       5,000
 July 19, 2001                                    -          -      10,000              -      10,000

Net loss                                          -          -           -        (25,523)    (25,523)
                                            -------    -------    --------       --------    --------

Balance - July 20, 2001                     510,000    $45,000    $      -       $(25,523)   $ 19,477
                                            =======    =======    ========       ========    ========

The accompanying notes are an integral part of these financial statments.

                                   4




              Mortgage Professionals Lead Source, Inc.
                  (A Development Stage Enterprise)
                       STATEMENT OF CASH FLOWS

                                                             From
                                                        February 16, 2001
                                                        (Date of Inception)
                                                             through
                                                            July 20, 2001
                                                        ------------------
Cash Flows from Operating Activities
 Net loss                                               $          (25,523)
 Stock issued for services                                          25,000
 Changes in current assets and liabilities
    Prepaid expenses                                                (2,275)
    Accounts payable                                                   300
                                                         -----------------

    Net Cash Used by Operating Activities                           (2,498)
                                                         -----------------

    Net Cash From Investing Activities                                   -

Cash Flows From Financing Activities
 Proceeds from issuance of common stock                              5,000
 Cash received on receivable from shareholders                      15,000
 Deferred offering costs                                            (1,300)
 Restricted cash in escrow                                            (750)
                                                         -----------------

    Net Cash Provided by Financing Activities                       17,950
                                                         -----------------

Net Increase in Cash and Cash Equivalents                           15,452

Cash and Cash Equivalents at  Beginning of Period                        -
                                                         -----------------

Cash and Cash Equivalents at End of Period               $          15,452
                                                         =================
Non-Cash Financing and Investing Information
 Shareholder receivable                                  $          15,000
 Accrual of deferred offering costs                                 21,741

The accompanying notes are an integral part of these financial statements.

                                   5


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - On February 16, 2001, Mortgage Professionals Lead Source, Inc. ("the Company") was organized under the laws of the State of Utah. The Company is considered a development stage enterprise and is in the process of raising capital to fund operations. The planned operations of the Company consists of development and acquisition through marketing efforts of various financing commitments such as mortgages and refinancing and related undertakings for placement and resales. The Company has established it's year end as December 31. The Company has had no revenues from any source to date.

Business Condition -   The Company has limited operating history.
This situation raises substantial doubt about its ability to continue as a going concern. Management plans to complete an SB-1 Registration Statement in which the Company will offer a minimum of 100,000 shares of common stock and a maximum of 200,000 shares of common stock at $1.00 per share. From the proceeds, the Company plans to use approximately $25,000 to pay legal counsel that assisted in the offering and other various offering costs. Management also plans to begin marketing and business operations with the proceeds from the offering. The improvement of the Company's financial condition is ultimately based upon obtaining profitable operations. Management anticipates that revenues from operations will be sufficient to sustain the Company, but there is no assurance that these revenues will be realized. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -  INCOME TAXES

The components of the net deferred tax asset as of July 20, 2001 are as follows:

          Tax Net Operating Loss  Carryforward      $  9,520
          Valuation Allowance                         (9,520)
                                                    --------
          Net Deferred Tax Asset                    $      -
                                                    ========

During the period ended July 20, 2001 the valuation allowance increased $9,520.

As of July 20, 2001 the Company had net operating loss carry forwards for federal income tax reporting purposes of $25,523 which will expire, beginning in 2020.

The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes for the year ended July 20, 2001:

   Income tax benefit at statutory rate (34%)       $  8,678
   Change in valuation allowance                     (9,520)
        State benefit net of federal tax                842
                                                    -------

   Provision for Income Taxes                       $     -
                                                    ========
                                   6

NOTE 3 - RELATED PARTY TRANSACTIONS

Three officers of the Company are presently principal officers in a related business entity known as Velocityloan.com, which is also engaged in the internet marketing of various mortgage loan opportunities and acting as an internet loan broker. The relationship of loan placements to Velocityloan.com could possibly subject the company to certain charges or claims of preferential dealing or treatment in the placement of any loans through Velocityloan.com.

NOTE 4 - STOCKHOLDERS' EQUITY

On February 16, 2001, the Company issued 170,000 shares of common stock to an officer of the Company for cash. The proceeds from the issuance of the stock was $5,000 or $0.0294 per share. The Company also issued 170,000 shares of common stock to an officer and 145,000 shares to one of the founding shareholders for notes receivable in the amount of $5,000 and $10,000, respectively. The proceeds of $5,000 were received on April 6, 2001 and the proceeds of $10,000 were received on July 19, 2001. On that same date, the four directors and officers of the Company and an additional founding shareholder each received 5,000 shares of common stock for entrepreneurial and organizational services to be rendered for the Company in its efforts to complete an SEC SB-1 Registration and the organization of the Company which should be completed during 2001. It is anticipated that each of these individuals will spend relatively equal amounts of time in their efforts to file the SB-1, and that the time spent will be fairly minimal (estimated to be 5 to 15 hours per month). The 25,000 shares issued for services have been valued at the offering price of $1.00 per share. These shares are considered to be founders' shares and have thus been charged to expense during the current period.

NOTE 5 - DEVELOPMENT AGREEMENT

On January 30, 2001, the organizers entered into a development agreement with a founding shareholder who will provide financial and business consulting services to the Company specifically for the purpose of filing an SEC SB-1 Registration and the contemplated expenditure of proceeds. His services will not extend beyond 24 months but are expected to be completed during 2001. In consideration for his services, the Company issued 5,000 shares of stock to the individual. The individual will have pre-emptive rights to acquire any subsequently issued shares, debentures, or other securities or rights convertible into shares or other equities, as necessary to maintain his existing 30% shareholder ownership percentage interest upon terms equivalent to the most favorable price at which subsequent securities or option rights are sold or placed, or options exercised in the sale or placement of shares.

NOTE 6 - OPERATING LEASE

In April, the Company entered into a lease agreement for use of office space with an individual. The lease began on May 1, 2001 with a lease term of six months. The base monthly rent for the term of the lease is $100. For the period ended July 20, 2001, $300 in rent expense was accrued.


                                   7


                             PART II

   INFORMATION NOT REQUIRED TO BE DISCLOSED IN THE PROSPECTUS

     Item 1.   Indemnification of Officers & Directors.
Mortgage indicates that it has normal and customary indemnification provisions under its By-laws and Articles of Incorporation as well as those generally provided by Utah law.
It is believed these provisions would indemnify all officers and directors from any good faith mistake or omission in the performance of his or her duties including cost of defense. Such indemnity would not extend to intentionally wrongful acts including fraud, appropriation, self dealing or patent conflicts of interest. The Articles and By-Laws are being filed as Exhibit items.

     Item 2. Other Expenses of Issuance & Distribution. Mortgage does not know of any accrued or to be accrued expenses of issuance and distribution other than as outlined in the foregoing prospectus Use of Proceeds section. The present estimates of offering expenses are incorporated as costs for registration, including: fees, legal accounting, printing and miscellaneous in the aggregate amount of $25,000.

     Item 3. Undertakings. The undersigned registrant hereby undertakes:

        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i)    To include any prospectus required by
section 10(a)(3) of the Securities Act of 1933. This includes:

               a. For determining liability under the
Securities Act, the issuer will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

               b. The issuer will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           (iv)   To the extent this issuer requests
acceleration of the effective date of the registration statement under Rule 461 under the Securities Act, it will include the following in the appropriate portion of the prospectus:
               Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     Item 4.   Unregistered Securities Issued or Sold Within One
Year.   Mortgage believes that in the body of this prospectus it
has described all shares issued within the past year from the date of inception of Mortgage. In summary of that disclosure, Mortgage represents the only shares issued were to its founders and affiliates, Messrs. Gregory Willits, Michael Christensen, Michael Blackham, D. Kearney Hogan, and Andrew Limpert as part of the initial organization of Mortgage. All shares issued to them are the same shares set forth in the chart showing securities held by management and are deemed exempted transactions under section 4(2) of the Securities Act of 1933. The shares issued to the above are common voting stock of the issuer (its sole class).

     Item 5.   Index of Exhibits As Listed under Part III, Item
I, Form I-A:

                                   26

     Audited Financial Statements for the period ending July 20,
2001
             (Attached to Prospectus)

     Exhibit Item 3 - Articles of Incorporation and By-Laws
(Previously Submitted)

     Exhibit Item 4 - Subscription Agreement (Previously
Submitted)

     Exhibit Item 4a - Fund Escrow Agreement (Previously
Submitted)

     Exhibit Item 5 - Attorney Letter in re Legality (Updated)

     Exhibit Item 10 - Development Agreement between Mortgage and
Andrew Limpert.
             (Previously Submitted), Addendum attached.

     Exhibit Item 23a - Auditor's Consent Letter (Supplemental Submitted)
                  23b - Attorney's Consent Letter (Previously  Submitted)

                                   27



                           SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1/Second Amended and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Salt Lake, State of Utah on July 19, 2001.

(Registrant)    Mortgage Professionals Lead Source, Inc.


By:/s/ Gregory Willits                  By:/s/ Mr. Michael Christensen
----------------------                  -------------------------------
       Gregory Willits                  Michael Christensen
       President                        Chief Accounting Officer


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:/s/ Gregory Willits
----------------------
Gregory Willits
(Signature)
(Title) Director, President
(Date)  July 19, 2001


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:/s/ D. Kearney Hoggan
------------------------
Kearney Hoggan
(Signature)
(Title)  Director, Vice President
(Date)   July 19, 2001


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:/s/  Michael Christensen
---------------------------
(Signature)
(Title)   Director, CFO
(Date)    July 19, 2001

                                   27